Exhibit 12

Mandalay Resort Group
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Years Ended January 31,										Three Months Ended April 30,
	2000		2001		2002		2003		2004		2003		2004
Income before income tax and extraordinary loss	$103,116		$194,392		$93,006		$195,334		$232,318		$68,823		$134,538
Minority Interest	292		16,746		29,352		40,650		57,353		13,856		17,651
Fixed charges:
Interest expense	164,387		219,940		221,352		207,114		193,236		51,103		46,762
Proportionate share joint venture interest	10,214		9,888		7,501		7,172		8,089		2,059		2,082
Rentals representing an interest factor (1/3 of operating rental expense)	9,329		14,407		11,357		17,042		7,212		3,861		122

Earnings as defined	$287,338		$455,373		$362,568		$467,312		$498,208		$139,702		$201,155

Fixed charges (including capitalized items):
Interest expense	164,387		219,940		221,352		207,114		193,236		51,103		46,762
Proportionate share joint venture interest	10,214		9,888		7,501		7,172		8,089		2,059		2,082
Capitalized interest	10,984		1,645		1,039		13,203		7,624		926		203
Rentals representing an interest factor	9,329		14,407		11,357		17,042		7,212		3,861		122

Fixed charges as defined	$194,914		$245,880		$241,249		$244,531		$216,161		$57,949		$49,169

Ratio of Earnings to Fixed Charges	1.47	x	1.85	x	1.50	x	1.91	x	2.30	x	2.41	x	4.09	x